RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

March 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561 100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director, Office of Consumer Products
Adam Phippen, Staff Accountant
Donna Di Silvio, Staff Accountant
Katherine Bagley, Staff Attorney

Re:	Rattler Midstream Partners LP
Amendment No. 2 to Registration Statement on Form S-1
Filed January 22, 2019
File No. 333-226645

Ladies and Gentlemen:

Set forth below are the responses of Rattler Midstream LP, a Delaware limited partnership formerly known as Rattler Midstream Partners LP (the “Partnership”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 1, 2019 with respect to Amendment No. 3 to the Registration Statement on Form S-1 submitted to the Staff on February 20, 2019, File No. 333-226645 (the “Registration Statement”), as well as the pricing information submitted confidentially by correspondence on February 27, 2019.

The Partnership has amended the Registration Statement and filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with the Commission on the date hereof to, among other things, address the Staff’s comments. For your convenience, the Partnership has set forth below each Staff comment followed by the Partnership’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 4, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 4.

Dilution, page 63

1.

Please show us how you calculated net tangible book value as of December 31, 2018 after giving effect to the transactions contemplated to occur at the completion of this offering, pro forma net tangible book value per common unit before this offering, the increase in net tangible book value per unit attributable to purchasers in this offering, and the decrease in as adjusted net tangible book value per common unit attributable to the distributions to Diamondback.

Response: In response to the Staff’s comment, the Partnership has revised the disclosure on pages 63 and 64 to clarify how the referenced amounts were determined.

United States Securities and Exchange Commission

March 13, 2019

2.	Reference is made to the second table. Please expand footnote (3) to disclose the distribution paid out of the offering proceeds to Diamondback reducing the effective consideration paid to $457,477.

Response: In response to the Staff’s comment, the Partnership has revised footnote (3) on page 64 to clarify this point.

3.

Please tell us what consideration was given in calculating pro forma net tangible book value per common unit before this offering utilizing the number of units to be issued to Diamondback for their contribution of net assets.

Response: In response to the Staff’s comment, the Partnership has revised at page 63 its pro forma net tangible book value per common unit before this offering, to be based off of the number of common units issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units, rather than the number of common units issuable to Diamondback on a fully diluted basis.

Cash Distribution Policy and Restrictions on Distributions, page 65

4.

We note you disclose you did not generate sufficient available cash to pay distributions during the 12 month period ended December 31, 2018. We also note you disclose your first distribution will be prorated for the period from the closing of the offering through March 31, 2019, based on the actual number of days in that period, and that you will adjust your distribution for the period ending June 30, 2019 to reflect this amount. In light of these disclosures, please revise to explain and reconcile how you expect to “generate sufficient cash available for distribution to support the payment of [y]our initially contemplated quarterly distribution,” as you state on page 23, when you did not generate sufficient cash for the period ended December 31, 2018.

Response: In response to the Staff’s comment, the Partnership added disclosure to pages 65 and 70 to explain and reconcile how it expects to generate sufficient cash available for distribution to support the payment of its initially contemplated quarterly distribution.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2018, page 67

5.	Please explain to us how to reconcile capital expenditures in the table on page 69 to your historical financial statements.

Response: The Partnership acknowledges the Staff’s comment and supplementally notes that expansion capital expenditures of approximately $217.4 million described on page 69

United States Securities and Exchange Commission

March 13, 2019

is comprised of $52.5 million of capital contributions from Diamondback and $164.9 million of capital expenditures, each further described in footnote 4 to the consolidated financial statements on page F-21. Expansion capital expenditures does not include $6.0 million of inventory and $1.4 million of additional assets and liabilities, net, contributed by Diamondback in 2018 and described on page 92. Real estate capital expenditures of $111.3 million described on page 69 is comprised of capital contributions from Diamondback related to Tall Towers and a field office, each further described in footnote 5 to the consolidated financial statements on page F-22.

6.

We note you disclose here incremental public partnership general and administrative expenses of $836 thousand that you expect to incur assuming the offering was completed as of January 1, 2018; however, on page 75, you state you expect these expenses will be $1.4 million. Please disclose the reason for the increase or revise as appropriate.

Response: The Partnership acknowledges the Staff’s comment and supplementally notes that of the $1.4 million general and administrative expenses expected to be incurred, the partnership has already incurred $560 thousand (primarily legal and accounting expenses). Therefore the incremental expenses are expected to be $836 thousand.

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending March 31, 2020, page 70

7.

Reference is made to the table on page 72. Please add a footnote which explains the nature of the “Income from equity investment” line item including how you plan to account for the investment. Referencing authoritative literature, explain to us your basis for accounting.

Response: In response to the Staff’s comment, the Partnership has revised footnote (3) to the table on page 72 to explain that it accounts for its 10% equity interest in EPIC Crude Holdings, LP (“EPIC”) and its 10% equity interest in Gray Oak Pipeline, LLC (“Gray Oak”) using the equity method of accounting.

The Partnership supplementally notes that it performed its accounting analysis using the guidance of ASC 323 (Investments—Equity Method and Joint Ventures), specifically sub-sections 323-30-35-3 (Investment in a Limited Liability Company) and 323-30-S55 (Accounting for Limited Partnership Investments). Even though EPIC is a limited partnership and Gray Oak is a limited liability company, the accounting guidance for both EPIC and Gray Oak is the same because, as directed by ASC 323-30-35-3, Gray Oak “maintains a specific ownership account for each investor—similar to a partnership capital account structure—[and should] be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in a limited liability company shall be accounted for using the cost method or the equity method.” Per ASC 323-30-S99 (SEC Staff Announcement: Accounting for Limited Partnership Investments), “investments in all limited partnerships should be accounted

United States Securities and Exchange Commission

March 13, 2019

for pursuant to paragraph 970-323-25-6[, which] requires the use of the equity method unless the investor’s interest ‘is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.’ The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.” By application of this guidance, the Partnership accounts for its investments in both the EPIC and Gray Oak projects under the equity method of accounting, as each investment exceeds a 3-5% interest.

8.

Reference is made to footnotes (2) and (3) on page 73 where you disclose you have assumed no amounts have been drawn on the new revolving credit facility. Please reconcile this disclosure with your statement on page 70 that you will use borrowings under Rattler LLC’s new revolving credit facility to pay for a portion of your investments in the EPIC and Gray Oak projects. If the pro rata interest paid on equity investments in the projects represents interest paid on borrowings under your new revolving credit facility with regard to these projects, please clarify and disclose the interest rate used to calculate interest expense. The rate should be based on either the current interest rate or the rate for which you have a commitment.

Response: In response to the Staff’s comment, the Partnership revised footnotes (2) and (3) to the table on page 72 to clarify that interest expense includes cash interest on borrowings and commitment fees on undrawn portion of Rattler LLC’s new revolving credit facility that the Partnership expects to have in place at the closing of the offering. Prior to the offering, equity investments in the EPIC and Gray Oak projects have been funded by contributions from Diamondback and there have been no borrowings under Rattler LLC’s new revolving credit facility.

9.

Please refer to the line “Cash used to fund capital expenditures and equity investment.” If true, please revise to clearly state these amounts represent offering proceeds retained to fund capital expenditures and equity investment.

Response: In response to the Staff’s comment, the Partnership has revised the line as “Net proceeds used to fund capital expenditures and equity investment” and added footnote (9) to the table on page 72 to clarify cash used to fund capital expenditures and equity investment represents offering proceeds retained to fund capital expenditures and equity investment.

Significant Forecast Assumptions, page 73

10.

Please revise to discuss why operating expenses, costs of goods sold, general and administrative expenses, depreciation, amortization and accretion and income tax expense is expected to increase in the twelve months ending March 31, 2020 as compared to the pro forma year ended December 31, 2018.

Response: The Partnership acknowledges the Staff’s comment and supplementally notes that the projections for Rattler LLC, which include operating expenses, costs of goods

United States Securities and Exchange Commission

March 13, 2019

sold, general and administrative expenses, depreciation, amortization and accretion and income tax expense, are expected to materially increase due to the contribution of the 2019 Midstream Assets (as defined below), continued investment in expanding existing systems and greater organic volumes flowing through both existing and contributed systems. General and administrative expense is expected to increase as a result of continued hiring, equity compensation and expenses related to being a public company.

Financial Statements

Rattler Midstream LP Unaudited Pro Forma Combined Financial Statements, page F-2

11.

Please revise to include a separate column for pro forma adjustments other than the offering transactions. Alternatively, please include a footnote showing how you calculated pro forma member’s equity before the offering.

Response: In response to the Staff’s comment, the Partnership has split the existing pro forma adjustments column on the pro forma combined balance sheet at page F-4 into two columns, one for pro forma adjustments other than the offering transactions and another for pro forma adjustments related to the offering transactions, and revised the introduction to differentiate such transactions accordingly.

12.

Reference is made to your response to comment 17 in our letter dated September 5, 2018. Please include pro forma per unit data giving effect to the number of units whose proceeds would be necessary to pay the distribution in excess of the current year’s earnings. Please include your calculation as a footnote. Refer to SAB Topic 1:B.3.

Response: In response to the Staff’s comment, the Partnership has added the requested information to the consolidated statements of operations for the year ended December 31, 2018 at page F-10 and the supplemental pro forma information (unaudited) disclosure in footnote 2 at page F-14.

Notes to Pro Forma Combined Financial Statements, page F-6

13.

You disclose that for purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions took place on January 1, 2018. The pro forma presentation should be based on the latest balance sheet included in your filing. Refer to Rule 11- 02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment and in accordance with the referenced rule, the Partnership has revised the referenced disclosure on page F-6 to indicate that for purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions took place on December 31, 2018.

United States Securities and Exchange Commission

March 13, 2019

14.

We note you are giving effect to the asset drop-down from Diamondback as if such transactions occurred on January 1, 2018. We also note your disclosure that such assets will be operated effective January 1, 2019 pursuant to your commercial agreements with Diamondback and its affiliates. In this regard, please disclose and clarify the following:

•	The amount of additional depreciation expense associated with those assets distinct from the additional depreciation expense associated with the Fasken Center; and

•	The nature of the midstream assets dropped down and the useful lives or amortization periods of those assets.

Response: In response to the Staff’s comment, the Partnership notes that the entire pro forma adjustment with regard to depreciation expense relates to the Fasken Center. No pro forma adjustments, including no pro forma depreciation expense, were made to the pro forma combined statement of operations for the midstream asset drop-down that occurred in February 2019 (the “2019 Midstream Assets”). The 2019 Midstream Assets were carved from the upstream assets acquired as part of Diamondback’s acquisitions of Energen Corporation (“Energen”) and Ajax Resources, LLC (“Ajax”) in the fourth quarter of 2018. In order to facilitate the drop down of the 2019 Midstream Assets to Rattler LLC, Diamondback performed a fair value assessment of the acquired Energen and Ajax assets.

Prior to their drop down, none of the 2019 Midstream Assets were operated separately from Energen or Ajax’s upstream operations or captured from a volumetric perspective with regard to stand alone meters. In addition, no commercial contracts existed with respect to midstream services related to the 2019 Midstream Assets prior to January 1, 2019, the effective date of their contribution, that would have required and/or allowed for separate metering and/or reporting. This fact pattern resulted in the determination that the 2019 Midstream Assets were, in fact, an asset drop down and not the result of a business combination as contemplated by Rule 11-01 of Regulation S-X. Therefore, no consideration was given to presenting either the revenue or offsetting costs, including depreciation expense, within the pro forma combined statement of operations.

The 2019 Midstream Assets include saltwater disposal gathering and injection assets, fresh water gathering assets, an oil gathering system, and an office building located in Midland, Texas. The assets were assigned depreciable lives in line with the Partnership’s other midstream and real estate assets. The 2019 Midstream Assets were accounted for under ASC 805 (Business Combinations), specifically sub-section 805-50-45 (Transactions Between Entities Under Common Control). As a result, the 2019 Midstream Assets were contributed to Rattler LLC at Diamondback’s net book value. In addition, the first quarter of 2019 will be presented as if the drop down had occurred at the beginning of the period.

United States Securities and Exchange Commission

March 13, 2019

Rattler Midstream Operating LLC Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-12

15.

We note the entire provision for income taxes of $17,359 is shown as an adjustment to the provision for deferred income taxes. In this regard, it appears the changes in accounts payable, accrued liabilities, and taxes payable should be $61,275 as determined from the balance sheets on page F-9 versus $49,625 disclosed in the statements of cash flows for the year ended December 31, 2018. Please explain the differences or revise as appropriate.

Response: In response to the Staff’s comment, the Partnership notes that the difference relates to the change in taxes payable. The Partnership has reclassified the change in taxes payable on the statement of cash flow on page F-12.

Note 12. Subsequent Events, page F-27

16.

Please revise to state when during the first quarter of 2019 the additional midstream assets of approximately $298 million were dropped down. If the assets have not yet been dropped down and will be contributed in conjunction with the offering, please clarify that fact.

Response: In response to the Staff’s comment, the Partnership will revise footnote 12 to include the date (i.e., February 18, 2019) and amount (i.e., $298 million) of the midstream assets dropped down on page F-28.

United States Securities and Exchange Commission

March 13, 2019

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

RATTLER MIDSTREAM LP

By: Rattler Midstream GP LLC, its General Partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Chief Financial Officer
Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP